Filed by PolyOne Corporation

Commission File No. 1-16091

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartech Corporation

Commission File No. 1-5911

PlasticsNews.com

PolyOne and Spartech executives discuss plans for combined company

By Jessica Holbrook | PLASTICS NEWS STAFF

Posted November 5, 2012

CHICAGO (Nov. 5, 12:15 p.m. ET) — PolyOne Corp.’s $393 million purchase of Spartech Corp., which marks the compounding powerhouse’s move into manufacturing, has become one of the most talked-about deals of the season.

Vicki Holt, president and CEO of Spartech, and Julie McAlindon, vice president of corporate marketing for PolyOne, gave Plastics News more details on the acquisition in an interview Oct. 29 at PackExpo 2012 in Chicago.

“There’s a lot of opportunity with the technology that Spartech has and the technology that PolyOne offers,” McAlindon said. “We’re really excited about the innovation opportunity.”

With the acquisition, PolyOne will move into manufacturing areas. Spartech’s sheet and film divisions — its custom sheet/roll stock and packaging technologies units — will become part of PolyOne’s specialty business segment, Holt said.

Spartech will do business as PolyOne, but the company’s brands, like its PreservaPak barrier packaging, will retain their names, Holt said.

Custom sheet and roll stock are new technologies for PolyOne, but they’re adjacent to what the company already does. “We do a lot of the same things. We pull from the same palette of materials,” but Spartech sells its products in a sheet form rather than a pellet form, Holt said

The two companies have other similarities. For the last few years, Spartech has been on a journey to become a more-specialized, less-commodity-type business. The acquisition will only accelerate that, Holt said.

PolyOne has been undergoing a similar transformation into a specialty business since 2006, and “with the experience that we’ve gained, the processes and best practices that we’ve put into place, we think we can double their speed,” McAlindon said.

“I think the combination is one of those classic ‘one plus one equals three’ combinations,” Holt said.

The two companies also have a similar approach to their customers — both focus on delivering what the client wants in full and on-time, according to Holt.

PolyOne’s experience in materials science, combined with Spartech’s manufacturing capabilities, will give the company a “bigger toolbox of solutions we can use to help [customers] tackle their next packaging challenge,” McAlindon said.

The acquisition will also help PolyOne break into new markets. The company will focus on markets where Spartech is already a strong player, especially those where becoming a more-specialized business will lead to more opportunities for growth, McAlindon said.

There are also areas where PolyOne is focused, like transportation, health care, building and construction, where bringing in Spartech could drive more growth, she said.

And there are markets the companies could handle more efficiently with their combined offerings and contacts, Holt added. For example, PolyOne is strong in health care, and Spartech in aerospace.

The acquisition will also benefit Spartech customers that want to expand globally. Spartech is primarily based in North America (the company does have a small compounding plant in France), but PolyOne has locations worldwide. Often, when companies expand outside of North America, they want to have a valued suppler that can follow them. Now Spartech will be able to offer that, Holt said.

The majority of its business may be in sheet and roll stock, but Spartech also has a compounding business, an area where there could be some overlap.

PolyOne won’t make any decisions about Spartech’s compounding operations, or where there are opportunities to streamline, until after the deal closes, probably early in the first quarter of 2013, McAlindon said. Many synergies will come from business process improvements like expanding margins and making processes more efficient, she said.

Because both companies are publicly traded there are obviously going to be overlaps. For example, a company only needs one board and one set of public officers, Holt said. The majority of Spartech doesn’t overlap with PolyOne, however, so the company will need those people and facilities to continue improving and growing, McAlindon added.

Holt did not say if she would stay with the newly combined company. “Right now, I’m just focused on keeping the momentum that we’ve got … and getting us through a close and a transition, and we’ll see what happens after that. I’m keeping very focused on the here and now,” she said.

Combined, the two companies will have around 90 plants and more than 7,500 employees worldwide, McAlindon. Together, they companies will have combined sales of $4.3 billion, she said. By 2015, the company plans to have sales of more than $5 billion.

Meeting that goal will require a combination of both organic growth and mergers and acquisitions activity, she said. PolyOne is “absolutely” still looking for deals — it has a strong balance sheet and the financial flexibility to find good opportunities and take them as they arrive, she said. The company’s strategy is to continue to build its specialty platform. By 2015, PolyOne plans to have 65-75 percent of its operating income from from specialty sales, up from 50 percent right now, she said. While Spartech will certainly help with that, PolyOne wants to continue to build up on that, she added.

While one law firm — Tripp Levy PLLC of New York — said it was investigating the deal to see if the purchase price was too low, Holt said the deal will bring Spartech shareholder’s “tremendous value.”

Shareholders will receive value through three key areas: a significant premium on the current stock price; a deal that is two-thirds stock, allowing Spartech stockholders to share in the value of the transaction; and accelerated earning improvement at a lower-risk profile, she said.

Not only can PolyOne help Spartech improve, there’s opportunity for sustainable growth in the future, according to McAlindon.

“This is the best opportunity for our shareholders at the right time,” Holt agreed, adding that the acquisition lets Spartech complete its strategic journey faster. “I’m calling it the right deal at the right time,” she said.